Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

DATED MARCH 9, 2020

Americas Gold and Silver Corporation

Management’s Discussion and Analysis

Table of Contents

Forward-Looking Statements	1
Cautionary Note to Investors in United States Regarding Resources and Reserves	2
Management’s Discussion and Analysis	3
Overview	4
Recent Developments and Operational Discussion	5
Results of Operations	10
Selected Annual Financial Information	13
Summary of Quarterly Results	14
Liquidity	14
Capital Resources	16
Off-Balance Sheet Arrangements	16
Transactions with Related Parties	16
Risk Factors	16
Significant Accounting Policies and Estimates	35
Financial Instruments	37
Capital Structure	37
Controls and Procedures	38
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	38

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Forward-Looking Statements

Statements contained in this MD&A of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold and Silver’s ability to finance, develop and operate the Relief Canyon mine; the resolution and removal of the illegal blockade at the Company’s Cosalá Operations and the resumption of mining and processing operations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold and Silver; the liquidity of the Common Shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond Americas Gold and Silver’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company’s results of operations and financial condition; the Company is dependent on the success of the San Rafael project as well as its Cosalá Operations, the Galena Complex and the Relief Canyon mine, which are exposed to operational risks; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company’s business objectives; and risks related to competition in the mining industry.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The list above is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the Securities Act (“SEC Industry Guide 7”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC, other than in limited circumstances (including pursuant to the Multijurisdictional Disclosure System). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this Annual Report may not be comparable to similar information made public by United States companies.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (formerly Americas Silver Corporation) constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2019, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 9, 2020 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2019 and 2018. The audited consolidated financial statements for the years ended December 31, 2019 and 2018 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2019 compared to the year ended December 31, 2018 as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc and lead realized metal prices during each respective period, except as otherwise noted.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

Overview

The Company is a precious metals producer progressing the Relief Canyon gold mine (“Relief Canyon”) to full production in Nevada, USA in 2020. It also has two existing operations in the world’s leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Nevada, USA, the Company operates the 100%-owned, Relief Canyon mine located in Pershing County after finalizing the acquisition of Pershing Gold Corporation in April 2019. The mine poured its first gold in February 2019 and is advancing to commercial production by the end of Q2-2020. The past producing mine includes three historic open-pit mines and a heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company with the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

In Sinaloa, Mexico, the Company operates the 100%-owned San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit (“Zone 120”) and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40%-owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine is on care and maintenance pending an improvement in the silver price. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years (the “Recapitalization Plan”). The Company has suspended disclosure of certain operating metrics such as production, cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed. References to these fiscal year 2019 operational metrics herein include 9 months of Galena Complex results only and 12 months of Cosalá Operations results. Consolidated financial information discussed in the MD&A are inclusive of the full year financial results for all the Company’s operations as appropriate.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is focused on advancing the Relief Canyon mine to commercial production in Q2-2020. It is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at Galena Complex. Exploration will continue evaluating early stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas accessible from existing infrastructure at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Recent Developments and Operational Discussion

Highlights

•

Successfully poured first gold in February 2020 at its Relief Canyon mine. The mine was brought into production subsequent to year end with initial capital estimated to be within the budget of $28—$30 million. The Company is focussed on advancing the mine to commercial production before the end of Q2-2020.

•	Consolidated production[1] of 5.8 million silver equivalent ounces, a decrease of 7% year-over-year, including 1.2 million silver ounces.

•	Revenue of $58.4 million and a net loss of $34.2 million for 2019 or a loss of ($0.46) per share.

•	Consolidated by-product production totalling 43.3 million pounds of zinc and 26.2 million pounds of lead, representing an increase of 27% and a decrease of 14%, respectively.

•	Cost of sales of $8.43/oz. equivalent silver, by-product cash cost[2] of $4.61/oz. silver, and all-in sustaining cost[2] of $12.71/oz. silver for 2019.

•

Gold equivalent reserves (including silver reserves) increased approximately 250% and increased by 90% on a per share basis year-over-year, including an additional 653,000 gold ounces and 11.5 million silver ounces.

•	Entered into financing agreements with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately $42.5 million to fund the development of Relief Canyon in April 2019.

•	Closed a non-brokered private placement with Sprott for gross proceeds of $10 million in July 2019.

•

Entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Company’s Galena Complex with an initial contribution of $15 million to fund capital improvements and operations.

•	The Company had a cash balance of $20.0 million and working capital balance of $0.1 million as at December 31, 2019.

Fiscal year 2019 was a transformative year for Americas Gold and Silver as it positioned itself to significantly increase its precious metal production in 2020 and 2021. On April 3, 2019, the Company closed the acquisition of Pershing Gold, adding the Relief Canyon gold mine to the Company’s project pipeline. On the same date, it also announced financing from Sandstrom for the development of the project and approval from its Board of Directors to commence construction. Sandstorm invested $42.5 million to fund the project in equity, a gold precious metals purchase and delivery agreement, and convertible debt. Nine months later, the Company successfully poured first gold and completed initial construction estimated to be within the budget of $28 - $30 million. Commercial production is expected by the end of Q2-2020.

The Company began actively mining ore at Relief Canyon in early December 2019. To date, the operation has approximately 250,000 tonnes of ore placed on the leach pad. The ore crushing and stacking circuit is performing as expected and the ADR plant is fully functional. Relief Canyon is mining and stacking ore on a 24-hour basis. Production is increasing and the Company expects to reach design crushing and stacking rates of approximately 14,500 tonnes per day.

[1]	Throughout this MD&A, 2019 production results exclude Q4-2019 from the Galena Complex due to commencement of the Recapitalization Plan.
[2]

Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Consolidated Operations

San Rafael increased mill tonnage by 13% and sustained an average milling rate of over 1,750 tonnes per operating day during the year. Silver grade and recovery both increased by approximately 6% and 8%, respectively, with by-product grades and recoveries also increasing. These improvements resulted in increases of 28%, 27% and 27% in silver, zinc and lead production when compared to 2018. Despite the Cosalá Operation’s strong performance, consolidated silver equivalent production decreased 7% to approximately 5.8 million ounces compared to production of 6.3 million ounces during 2018. Consolidated silver production for 2019 was 1.2 million silver ounces, a decrease of 18% compared to 2018. The decrease in metal production was due to lower tonnage, and silver and lead grades at the Galena Complex prior to commencement of the Recapitalization Plan, partially offset by strong results at the Cosalá Operations.

Gross revenue decreased by $1.4 million compared to 2018 primarily due to a decrease in silver equivalent production despite increases in realized silver prices during the year. The silver spot price increased to an average of $16.21/oz. in 2019 from an average of $15.71/oz. in 2018 as uncertainty in global markets increased during the year with further increases in precious metal prices generally continuing into fiscal 2020. Revenues were further negatively impacted by an increase in concentrate treatment and refining charges of $8.5 million or 32% over 2018 for net total decrease in revenue of $9.9 million.

The Company’s profitability was negatively impacted in 2019 by lower tonnage and grades at the Galena Complex without a corresponding decrease in costs, lower by-product metal prices, higher zinc concentrate treatment charges at the Cosalá Operations lowering overall revenues, higher cost of sales primarily at the Cosalá Operations due to higher tonnage mined and milled, and higher depletion and amortization due to higher production, offset by higher gross revenues for the previously noted reasons, which are further discussed in the following sections.

Consolidated cost of sales was $8.43/oz. equivalent silver, by-product cash cost was $4.61/oz. silver, and all-in sustaining cost was $12.71/oz. silver, representing year-over-year increases of 2%, greater than 100%, and 30%, respectively. The increased costs were primarily the result of lower realized by-product metal prices, coupled with higher concentrate treatment charges during the year.

Other Items during fiscal 2019

On April 3, 2019, the Company entered into a $42.5 million financing package with Sandstorm in order to fully fund the development of Relief Canyon to production. The financing package consists of a $25 million precious metals delivery and purchase agreement for construction and development, a $10 million convertible debenture, and a C$10 million common share subscription agreement. The Company received the financing from the convertible debenture and subscription agreement during the second quarter of 2019 and obtained $25 million in deferred revenue from the precious metals delivery and purchase agreement during the second half of 2019.

On April 3, 2019, the Company announced results of a Preliminary Feasibility Study (“PFS”) and initial mineral reserve estimate prepared internally for a combined operation at its 100% owned El Cajón and Zone 120 silver-copper deposits (“EC120”) located near Cosalá, Sinaloa, Mexico. The PFS highlights estimated probable mineral reserve of 2.9 million tonnes with a grade of 157 g/t silver and 0.42% copper, containing 14.5 million ounces of silver and 26.5 million pounds of copper or average annual metal production of 2.5 million ounces of silver and 4.6 million pounds of copper over a 5-year mine life. EC120 has a pre-tax net present value of approximately $43 million and internal rate of return of 61% and an after-tax net present value of approximately $33 million and internal rate of return of 47%, all assuming a 5% discount rate. Initial capital expenditures are expected to be approximately $17 million, excluding working capital and pre-production operating costs net of revenue, with life of mine sustaining capital expected to be approximately $15 million. The base case economics for EC120 are presented at long-term consensus prices of $17.50/oz. silver and $3.00/lb. copper. Permits are in place to allow development to begin. The Company expects the commencement of development will coincide with the final years of San Rafael though it has not approved capital spending in fiscal 2020 specific to the project’s development.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

On July 19, 2019, the agreement to sell the Company’s option on the San Felipe project in Sonora, Mexico (“San Felipe”) to a subsidiary of Premier Gold Mines Limited for $10.8 million was terminated in accordance with its terms. Concurrent with this termination, the Company announced a non-brokered private placement with Sprott for gross proceeds of $10 million through issuance of 3,955,454 of the Company’s common shares at approximately C$3.30 per share.

On September 5, 2019, the Company announced significant growth of attributable precious metal reserves highlighted by a 250% increase in gold equivalent reserves, or a 90% increase on a per share basis year-over-year. Gold reserves increased to 653,000 gold ounces as a result of the Pershing Gold acquisition while silver reserves increased 45% from 25.6 million silver ounces to 37.1 million silver ounces primarily from the inclusion of Zone 120 and El Cajón silver reserves.

The Recapitalization Plan for the Company’s Galena Complex began in mid-October 2019 with the focus on mine development, new equipment purchases and exploration to define and expand silver resources. As a result, the Company has suspended disclosure of certain operating metrics such as production, cash cost and all-in sustaining cost for the Galena Complex until the Recapitalization Plan is substantially completed, estimated to be by the end of fiscal 2020.

Subsequent Events

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. for working capital purposes at Relief Canyon. The $5 million advance will be settled through fixed deliveries of gold production from Relief Canyon during the second half of 2020.

On February 3, 2020, the Company announced that a group of individuals had illegally blockaded access to facilities at the Cosalá Operations and as a result of such illegal blockade the Company had determined to temporarily halt mining and processing operations. The illegal blockade remains in place and operations are temporarily halted; however, the Company has filed legal motions with the Government of Mexico at the state and federal levels to remove the illegal blockade. The Company remains receptive to engaging in good faith discussions with the proper representatives of the certified union to resolve matters. The Company continues to have discussions with government authorities at both the state and federal levels and hopes to resolve this dispute in a timely fashion.

On February 18, 2020, the Company also announced that it had entered into an at-the-market offering agreement (the “ATM Agreement”), dated February 18, 2020, with H.C. Wainwright & Co. LLC, acting as the Lead Agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Offering”). Pursuant to the ATM Offering, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Lead Agent, such number of Common Shares (the “ATM Shares”) as would result in aggregate gross proceeds to the Company of up to $15.0 million.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Consolidated Results and Developments

	Fiscal Year Ended December 31,
	2019[1]	2018
Revenues ($ M)	$58.4	$68.4

Silver Produced (oz)	1,163,618	1,417,537
Zinc Produced (lbs)	43,314,002	34,219,472
Lead Produced (lbs)	26,193,098	30,466,799
Total Silver Equivalent Produced (oz)[2]	5,836,446	6,286,531

Realized Silver Price ($/oz)	$15.99	$15.65
Realized Zinc Price ($/lb)	$1.19	$1.32
Realized Lead Price ($/lb)	$0.91	$1.02

Cost of Sales/Ag Eq Oz Produced ($/oz)	$8.43	$8.29
Cash Cost/Ag Oz Produced ($/oz)[3]	$4.61	$(0.63)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[3]	$12.71	$9.80

Net Loss ($ M)	$(34.2)	$(10.7)
Comprehensive Loss ($ M)	$(35.1)	$(9.9)

[1]	2019 production results exclude Q4-2019 from the Galena Complex due to commencement of the Recapitalization Plan.
[2]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, and lead realized prices during each respective period.
[3]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Consolidated silver production during 2019 decreased by 18% compared to the same period in 2018. Consolidated silver equivalent production during 2019 decreased by 7% compared to 2018. Increased milled tonnage, head grade, and metal recoveries at the Cosalá Operations increased comparatively with San Rafael sustaining an average milling rate of over 1,750 tonnes per operating day. These gains were offset by lower milled tonnage with lower silver and lead grades at the Galena Complex as previously noted.

Despite strong performance at the Cosalá Operations, revenues decreased by 15% during 2019 compared to 2018 primarily due to lower zinc and lead prices during the year, higher zinc concentrate treatment charges and the Galena Complex commencing the Recapitalization Plan during the year. The increase in net loss was primarily attributable to lower net revenue from decreased metal prices and increased concentrate treatment and refining charges, higher cost of sales, higher depletion and amortization, higher corporate general and administrative expenses, higher transaction costs, lower gain on disposal of assets, higher loss on derivative instruments, offset by lower write-down of assets, and lower contingency on value added taxes. These variances are further discussed in the following sections.

Realized silver price of $15.99/oz. for 2019 (2018 – $15.65/oz.) are comparable to the average London silver spot price of $16.21/oz. for 2019 (2018 – $15.71/oz.). The realized silver price increased by 2% from 2018 to 2019 with realized zinc and lead prices both decreasing by 10% and 11%, respectively, during the period. Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Cosalá Operations

	Fiscal Year Ended December 31,
	2019	2018
Tonnes Milled	613,814	544,472
Silver Grade (g/t)	50	47
Zinc Grade (%)	3.96	3.65
Lead Grade (%)	1.64	1.50

Silver Recovery (%)	58.5	54.1
Zinc Recovery (%)	80.8	78.1
Lead Recovery (%)	73.8	71.5

Silver Produced (oz)	572,036	448,150
Zinc Produced (lbs)	43,314,002	34,219,472
Lead Produced (lbs)	16,374,030	12,865,832
Total Silver Equivalent Produced (oz)	4,685,053	4,165,326

Silver Sold (oz)	566,856	438,568
Zinc Sold (lbs)	41,733,934	33,714,154
Lead Sold (lbs)	16,296,085	12,695,880

Cost of Sales/Ag Eq Oz Produced ($/oz)	$5.90	$5.59
Cash Cost/Ag Oz Produced ($/oz)[1]	$(18.31)	$(37.95)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$(10.90)	$(19.66)

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Strong results at the Cosalá Operations were driven by sustained improvements in head grade of both silver and by-product metals, mill throughput, and metal recovery to concentrate as mining and milling completed the operational ramp-up to full production levels in 2019 after beginning this process during 2018. Ore production from the Main Zone benefited from the additional working headings compared to prior periods providing greater operational flexibility. Development of the incline ramp toward San Rafael’s Upper Zone has reached the initial ore in this part of the deposit with limited ore being initially accessed from this area though at grades largely consistent with the Main Zone. Further working headings in the Upper Zone currently under development are expected to improve silver head grade in late 2020.

Galena Complex

Due to low silver prices and poor profitability, and limited funding available from the capital markets for operational improvements since 2012, the Company spent minimal funds at the Galena Complex to replace worn equipment, update aging infrastructure, complete stope development, and conduct exploration drilling. In 2017 and 2018, the Company focused available capital on developing the San Rafael mine in Mexico which has become a significant free cash flow generating asset. The Company is currently allocating all of its available capital to ramp up the Relief Canyon mine in Nevada.

As a result, the Company announced a strategic joint venture agreement with Sprott on September 9, 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture will allow Americas take corrective action: to advance development, modernize infrastructure, purchase new mining equipment and exploration to define and expand silver resources.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Guidance and Outlook

	2020 Guidance[1]	2021 Outlook[1]
Gold Production (oz)	50 - 60 koz	80 - 90 koz
Silver Production (oz)	0.8 - 0.9 Moz	1.0 - 1.5 Moz
Gold Equivalent Production (oz)	60 - 70 koz	90 - 110 koz
All-In Sustaining Cost/Au Eq Oz Production ($/oz)	$900 - $1,100/oz	$850 - $1,050/oz
Cost of Sales/Au Eq Oz Production ($/oz)	$1,100 - $1,250/oz	$1,000 - $1,200/oz
Sustaining Capital Expenditures ($)	$8 - $10 M	$8 - $10 M

[1]

Forecasts for 2020 and 2021 include only Relief Canyon and the Cosalá Operations. 2020 Guidance assumes 11 months of production from the Cosalá Operations. Continuation of the blockade may impact guidance further.

2020 Guidance

The Company expects to significantly increase precious metals production with the addition of gold production from Relief Canyon. Consolidated gold equivalent production for 2020 is anticipated to be between 60,000 to 70,000 ounces, including pre-commercial production gold sales from Relief Canyon. This level represents a year-over-year increase in gold equivalent production of approximately 300%. All-in sustaining costs (net of by-product zinc and lead credits assuming $1.05/lbs zinc and $0.90/lbs lead) for 2020 are expected to range between $900 to $1,100 per gold equivalent ounce.

The Cosalá Operations are expected to increase silver production throughout 2020 due to the higher-grade silver areas in the Upper Zone of the San Rafael mine in the latter portion of H2 2020. Zinc and lead production from the Cosalá Operations are expected to remain at levels similar to 2019. Production from the Cosalá Operations is predicated on an expedient resolution to the illegal blockade that has currently forced the Company to suspend mining and processing.

Anticipated capital expenditures for the Company in 2020 of $8 to $10 million are related to sustaining capital at Relief Canyon and the Cosalá Operations; this range excludes capital related to the Galena Complex’s Recapitalization Plan.

2021 Outlook

The Company anticipates gold equivalent production to further increase in 2021 as Relief Canyon contributes a full year of commercial production. Gold equivalent production is expected to increase to between 90,000 to 110,000 ounces in 2021 resulting in an increase greater than 500% compared to fiscal 2019. The 2021 outlook includes silver production from the Cosalá Operations of 1.0 to 1.5 million silver ounces. Production from the Cosalá Operations in 2021 is expected to fully benefit from higher grade silver areas in the Upper Zone which are expected to begin by the end of 2020. A wider production range is provided for 2021 as a conservative measure by the Company, considering Relief Canyon is a new operation and a detailed 2021 mine plan has not been formally approved. Capital expenditures for the Company for 2021 are estimated to be between $8 to $10 million.

Results of Operations

Analysis of the year ended December 31, 2019 vs. the year ended December 31, 2018

The Company recorded a net loss of $34.2 million for the year ended December 31, 2019 compared to a net loss of $10.7 million for the year ended December 31, 2018. The increase in net loss was primarily attributable to lower net revenue from decreased metal prices and increased concentrate treatment and refining charges ($9.9 million), higher cost of sales ($4.6 million), higher depletion and amortization ($2.8 million), higher corporate general and administrative expenses ($3.0 million), higher transaction costs ($2.6 million), lower gain on disposal of assets ($0.9 million), higher loss on derivative instruments ($3.3 million), higher income tax expense ($1.3 million), offset by lower write-down of assets ($3.8 million), and lower contingency on value added taxes ($1.0 million), each of which are described in more detail below.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Revenue decreased by approximately $9.9M due to decreases in silver and lead gross revenue at the Galena Complex resulting in lower metal production related to the situation highlighted in the Galena Complex section. The decrease was partially offset by $8.4 million in increased gross silver and by-product revenues from increased production of all metals at the Cosalá Operations, despite reductions in zinc and lead realized prices during the year. There was also significant increase in concentrate treatment charges at the Cosalá Operations ($10.3 million) primarily due to treatment of zinc concentrate with the average concentrate treatment charges on the spot market increasing from approximately $70/tonne to over $270/tonne year-over-year accounting for the majority of the variance.

Cost of Sales increased by $4.6 million primarily due to a $4.4 million increase in cost of sales from the Cosalá Operations, which was mainly due to the increase in ore production and processing during the year. The increase was also due to a $0.2 million increase in cost of sales from the Galena Complex mainly due to the increase in salaries and employee benefits at the mine operations during the year.

Depletion and amortization increased by $2.8 million primarily due to San Rafael achieving its goal of sustaining an average milling rate of over 1,750 tonnes per operating day during fiscal 2019, which resulted in a higher depletion rate based on units of production compared to fiscal 2018 when San Rafael was ramping up its milling rate.

Corporate general and administrative expenses increased by $3.0 million primarily due to an increase in share-based payments and investor relations expenses during the year.

Transaction costs increased by $2.6 million primarily due to legal, accounting, and regulatory charges associated with the Pershing Gold acquisition, Sprott JV, and other financing arrangements.

Gain on disposal of assets decreased by $0.9 million due to proceeds received in the second quarter of 2018 through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Loss on derivative instruments increased by $3.3 million from a $0.9 million gain for the year ended December 31, 2018 to a $2.4 million loss for the year ended December 31, 2019 due to $4.4 million in unrealized losses recognized from derivative instruments embedded within the Sandstorm convertible debenture partially offset by $2.0 million net gains from non-hedge foreign exchange and commodity forward contracts.

Write-down of assets decreased by $3.8 million due to a write-down of the San Felipe property purchase option and its classification as an asset held-for-sale in 2018.

Contingency on value added taxes decreased by $1.0 million due to an accrual in Q4-2018 related to the disallowance of value added taxes associated to a 2010 Mexican tax reassessment.

Income tax expense increased by $1.3 million due to current tax expense from the Cosalá Operations and deferred tax expense from the Galena Complex recognized during the year.

Analysis of the three months ended December 31, 2019 vs. the three months ended December 31, 2018

The Company recorded a net loss of $14.6 million for the three months ended December 31, 2019 compared to a net loss of $6.8 million for the three months ended December 31, 2018. The increase in net loss was primarily attributable to lower net revenue ($5.8 million), higher cost of sales ($0.9 million), higher corporate general and administrative expenses ($2.4 million), higher loss on derivative instruments ($2.3 million), higher income tax expense ($0.8 million), offset by lower write-down of assets ($3.7 million), and lower contingency on value added taxes ($0.9 million), each of which are described in more detail below.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Revenue decreased by $2.3 million due to decreases in silver and lead revenue at the Galena Complex resulting from the situation discussed in the Galena Complex section. The decease was also due to $3.5 million in decreased production of silver and lead silver at the Cosalá Operations, as well as lower zinc realized prices during the period.

Cost of Sales increased by $0.9 million primarily due to a $1.5 million increase in cost of sales from the Cosalá Operations due to the increase in tonnage and processing during the period. The increase was offset by a $0.6 million decrease in cost of sales from the Galena Complex due to commencement of the Recapitalization Plan during the period.

Corporate general and administrative expenses increased by $2.4 million primarily due to increase in share-based payments during the period.

Loss on derivative instruments increased by $2.3 million due to $2.8 million in unrealized losses recognized from derivative instruments embedded within the Sandstorm convertible debenture partially offset by $0.5 million net gains from non-hedge foreign exchange and commodity forward contracts.

Write-down of assets decreased by $3.7 million due to a write-down of the San Felipe property purchase option and its classification as an asset held-for-sale in Q4-2018 which was not repeated in 2019.

Contingency on value added taxes decreased by $0.9 million due to an accrual in Q4-2018 related to the disallowance of value added taxes associated to a 2010 Mexican tax reassessment.

Income tax expense increased by $0.8 million due to deferred tax expense from the Galena Complex recognized during the period.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Selected Annual Financial Information

Fiscal Year Ended December 31	2019[1]	2018	2017
Revenues ($ M)	$58.4	$68.4	$54.3
Net Loss ($ M)	(34.2)	(10.7)	(3.5)
Comprehensive Loss ($ M)	(35.1)	(9.9)	(4.3)
Net Loss per Common Share - Basic and Diluted	$(0.46)	$(0.25)	$(0.09)
Silver Produced (oz)	1,163,618	1,417,537	2,056,017
Zinc Produced (lbs)	43,314,002	34,219,472	11,623,138
Lead Produced (lbs)	26,193,098	30,466,799	25,392,619
Copper Produced (lbs)	—	—	1,167,401
Cost of Sales/Ag Eq Oz Produced ($/oz)	$8.43	$8.29	$10.13
Cash Cost/Ag Oz Produced ($/oz)[2]	$4.61	$(0.63)	$9.45
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$12.71	$9.80	$13.29
Cash ($ M)	$20.0	$3.5	$9.3
Receivables ($ M)	5.3	7.7	6.6
Inventories ($ M)	8.5	8.1	9.4
Property, Plant and Equipment ($ M)	$190.4	$96.3	$100.3
Current Assets ($ M)	$34.9	$29.4	$26.2
Current Liabilities ($ M)	34.8	23.0	14.4
Working Capital ($ M)	0.1	6.4	11.8
Total Assets ($ M)	$231.0	$127.2	$126.8
Total Liabilities ($ M)	92.0	43.0	38.8
Total Equity ($ M)	139.0	84.2	88.0

[1]	2019 production results exclude Q4-2019 from the Galena Complex due to commencement of the Recapitalization Plan.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2019.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2019[1]	2019	2019	2019	2018	2018	2018	2018
Revenues ($ M)	$13.1	$12.5	$15.0	$17.8	$18.9	$11.8	$17.3	$20.4
Net Income (Loss) ($ M)	(14.6)	(8.8)	(8.0)	(2.8)	(6.8)	(5.8)	1.4	0.5
Comprehensive Income (Loss) ($ M)	(15.0)	(8.7)	(8.2)	(3.2)	(6.2)	(5.8)	1.3	0.8
Silver Produced (oz)	124,678	299,421	345,695	393,824	395,294	323,497	301,711	397,035
Zinc Produced (lbs)	10,796,517	10,103,688	11,150,174	11,263,623	10,223,692	7,906,601	8,756,201	7,332,978
Lead Produced (lbs)	3,977,258	6,766,804	7,237,607	8,211,429	9,088,862	7,536,660	6,216,592	7,624,685
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.11	$10.80	$8.75	$7.11	$7.87	$9.08	$8.20	$8.14
Cash Cost/Ag Oz Produced ($/oz)[2]	$(9.20)	$12.83	$8.28	$(0.50)	$1.14	$4.95	$(6.15)	$(2.73)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$1.05	$23.01	$16.15	$5.54	$11.78	$15.94	$5.40	$6.17
Current Assets (qtr. end) ($ M)	$34.9	$31.4	$32.4	$32.5	$29.4	$19.0	$25.8	$25.8
Current Liabilities (qtr. end) ($ M)	34.8	27.0	27.7	27.3	23.0	15.8	13.7	14.9
Working Capital (qtr. end) ($ M)	0.1	4.4	4.7	5.2	6.4	3.2	12.1	10.9
Total Assets (qtr. end) ($ M)	$231.0	$203.5	$191.6	$129.6	$127.2	$125.8	$130.5	$128.8
Total Liabilities (qtr. end) ($ M)	92.0	67.4	57.2	46.5	43.0	36.1	35.6	38.3
Total Equity (qtr. end) ($ M)	139.0	136.1	134.4	83.1	84.2	89.7	94.9	90.5

[1]	2019 production results exclude Q4-2019 from the Galena Complex due to commencement of the Recapitalization Plan.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2018 can be summarized as follows:

Opening cash balance as at December 31, 2018	$3.5
Cash generated from operations	16.7
Expenditures on property, plant and equipment	(11.6)
Relief Canyon development costs	(22.8)
San Felipe property option payments	(2.2)
Glencore pre-payment facility repayments	(5.5)
Pershing loan prior to acquisition	(0.8)
Sandstorm share subscription agreement	7.4
Sandstorm convertible debenture	10.0
Sprott private placement	9.6
Sprott joint venture investment	15.0
Proceeds from exercise of options and warrants	3.2
Decrease in trade and other receivables	2.4
Change in inventories	(0.4)
Change in trade and other payables	(4.5)

Closing cash balance as at December 31, 2019	$20.0

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The Company’s cash balance increased from $3.5 million to $20.0 million mainly due to the Relief Canyon financing (convertible debenture, Sandstorm deferred revenue, and the subscription agreement with Sandstorm), the non-brokered private placement and joint venture agreement with Sprott, and proceeds from exercise of options and warrants, offset by development costs at Relief Canyon, expenditures of property, plant and equipment at both the Cosalá Operations and Galena Complex, and repayments on outstanding Glencore pre-payment facility. Current liabilities as at December 31, 2019 were $34.8 million which is $11.8 million higher than at December 31, 2018, principally due to increase in trade and other payables during the period related to the Relief Canyon acquisition and development, and increased derivative liability associated with the Sandstorm convertible debenture.

Subsequent to the year-ended December 31, 2019, the Company announced on February 18, 2020 that it had entered into the ATM Agreement pursuant to which the Company established the ATM Offering. Pursuant to the ATM Offering, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Lead Agent, such number of Common Shares (the “ATM Shares”) as would result in aggregate gross proceeds to the Company of up to $15.0 million. Sales of ATM Shares, if any, through the Lead Agent, acting as agent, will be made through “at the market” issuances, including without limitation, sales made directly on the NYSE American LLC or other existing trading market for the shares in the United States at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No ATM Shares will be offered or sold on the Toronto Stock Exchange or any other trading markets in Canada. Since February 18, 2020, the Company has sold approximately 1.0 million ATM Shares for net proceeds of $2.8 million or approximately $2.80 per ATM Share. The Company used or intends to use such net proceeds for working capital and general corporate purposes, including those relating to bringing Relief Canyon into commercial production.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. The Company believes that it has sufficient cash flow and access to capital to fund its 2020 operations, development, and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized, Relief Canyon achieves sustaining cash flow, and the outlook for gold, silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2019). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.2 million per year for each of the next 5 years.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $38.8 million during the year ended December 31, 2019 (2018: $17.2 million), of which $18.8 million was spent towards drilling and underground development costs, while $19.9 million was spent on purchase of property, plant and equipment. The Company expects to have sufficient funding for budgeted fiscal 2020 capital expenditures.

The following table sets out the Company’s contractual obligations as of December 31, 2019:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$22,709	$22,709	$—	$—	$—
Glencore pre-payment facility	5,602	5,602	—	—	—
Interest on glencore pre-payment facility	199	199	—	—	—
Convertible debenture	10,000	—	—	10,000	—
Interest on convertible debenture	1,955	602	1,200	153	—
Projected pension contributions	6,937	1,185	2,619	2,078	1,055
Decommissioning provision	10,294	15	189	—	10,090
Other long-term liabilities	5,645	—	5,095	22	528

Total	$63,341	$30,312	$9,103	$12,253	$11,673

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in note 24 of the audited consolidated financial statements for the year ended December 31, 2019.

2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2019.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on the Company’s SEDAR profile at

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

www.sedar.com and EDGAR profile on www.edgar.com, the reader should carefully consider each of, and the cumulative effect of, the following factors. Any of these risk elements could have material adverse effects on the business of the Company. See note 24 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

The Company is Dependent on the Success of the Relief Canyon Mine, San Rafael at its Cosalá Operations, and the Galena Complex, Which are All Exposed to Operational Risks

The principal mineral projects of the Company are the Relief Canyon mine, the San Rafael project at its Cosalá Operations, and the Galena Complex. The Company recently commenced mining operations at the Relief Canyon mine in Pershing County, Nevada. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits, and as opportunities for the growth and development of the Company. Commercial production and operations at Relief Canyon and San Rafael will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

Prior to the Company’s completion of the Pershing Gold Transaction, and the subsequent completion of construction and first gold pour at the Relief Canyon mine, the company did not have any gold producing operations. The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of gold, silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Speculative Nature of Exploration and Development

The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Exploration for minerals and the development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, some of the Company’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s deposits are commercially mineable, nor can there be any certainty that the Company’s exploration, development and production activities will be commercially successful.

Risks Associated With Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc and lead contained in concentrates. Furthermore, as at February 2020, the Company’s Relief Canyon mine experienced its first gold pour. The Company expects to reach commercial production in gold by the second quarter of 2020 and estimates that the gold production at the Relief Canyon mine will result in a considerable increase in the Company’s precious metals revenue. Fluctuations in the prices of gold, silver, zinc, and lead represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low prices for these commodities, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for gold, silver, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors.

In addition, the prices of gold and silver, for example, have on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in gold, silver and other commodity prices may materially adversely affect the Company’s business, financial condition, or results of operations. The world market price of commodities has fluctuated during the last several years. In particular, the price of gold has

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

fluctuated widely in recent years, and consistently low prices for gold could have a negative impact on the profitability of the Company’s new Relief Canyon mine and could result in significantly greater losses for the Company, due to the high cost associated with the operations setup at the Relief Canyon mine. Declining market prices for gold, silver and other metals, in general, could have a material adverse effect on the Company’s results of operations and profitability. If the market price of gold, silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted, adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future gold, silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from metal production may decline, which may have a material adverse effect on its results of operations.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex and the Relief Canyon mine are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its material producing properties and processing facilities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, self-interested third parties, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

On February 3, 2020, the Company announced that a group of individuals had illegally blockaded access to facilities at the Cosalá Operations and as a result of such illegal blockade the Company had determined to temporarily halt mining and processing operations. The illegal blockade remains in place and operations are temporarily halted; however, the Company has filed legal motions with the Government of Mexico at the state and federal levels to remove the illegal blockade. The Company remains receptive to engaging in good faith discussions with the proper representatives of the certified union to resolve matters. The Company continues to have discussions with government authorities at both the state and federal levels and hopes to resolve this dispute in a timely fashion but there is no certainty of when the blockade will be removed and when operations can recommence.

Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings. A failure to come to an agreement after expiration of such agreements could impact the operations if there is a labour action that results in an interruption of operations.

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company’s success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned operations, exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws as enforced and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Global Financial and Economic Conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Natural Disasters, Terrorist Acts, Health Crises and Other Disruptions or Dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses (including, most recently, the novel coronavirus (COVID-19), and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Surface Rights and Access

The Company has reached various agreements for surface rights and access with certain local groups, including ejidos, for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Community Relations and Social Impact

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Substantially All of the Company’s Assets are Located Outside of Canada and This Could Have an Impact on Enforcement of Civil Liabilities Obtained in Canadian or U.S. Courts

The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company’s directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult or impossible to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risks Associated With Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured debt could realize upon the security to the borrowings.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The Company is Subject to Currency Fluctuations that May Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Risks Associated With Americas Gold and Silver’s Various Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, equity price risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

The Company May Engage in Hedging Activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company May Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Risks Associated With the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

The Company May Be Subject to Significant Capital Requirements and Operating Risks Associated With its Expanded Operations and its Expanded Portfolio of Growth Projects

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. If the Company does not realize satisfactory prices for the commodities that it produces, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition. The Company may need additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties, including Relief Canyon, and the ongoing operation of mines require a substantial amount of capital and may depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The combined entity may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity.

The Company’s Future Results Will Suffer if it Does Not Effectively Manage its Expanded Operations Following the Pershing Gold Transaction

The size of the Company’s business and operations increased significantly following completion of the Pershing Gold Transaction, in which it also acquired the Relief Canyon mine. The Company’s future success depends, in part, upon its ability to manage this expanded business and operations, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, and associated increased costs and complexity. There can be no assurances that the Company will be successful following the completion of the Pershing Gold Transaction.

Risks Associated With the Company’s Strategic Joint Venture at its Galena Complex

In September 2019, the Company entered into the Galena Joint Venture with Mr. Eric Sprott at its Galena Complex. The Galena Joint Venture is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the possibility that a joint venture partner might become bankrupt; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Competition in the Mining Industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms. These contracts include arrangements for concentrate treatment and related charges that are negotiated separately and can range between a fixed fee per concentrate tonne, or based on floating benchmarks and/or spot prices per concentrate tonne that are set internationally by smelters and their clients. These charges may fluctuate significantly as the supply and demand of concentrate and finished metal, and availability of smelter capacity (amongst many things) varies internationally. The Company has no ability to control this market exposure.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities or convertible debt securities in the future could result in dilution in the equity interests of holders of Common Shares.

The Company may also issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, the Company’s recent at-the-market offering may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

There is No Certainty Regarding the Net Proceeds to the Company From its Recently Launched ATM Offering

There is no certainty that US$15.0 million, or any amount, will be raised under the ATM Offering. The Lead Agent has agreed to use commercially reasonable efforts to sell the ATM Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Lead Agent is not obligated to purchase any ATM Shares that are not sold. As a result of the ATM Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Furthermore, all sales of ATM Shares made directly on the NYSE American or other existing trading market for the shares in the United States at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. Such risks and hazards may include adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Furthermore, the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such aforementioned liabilities arise, they could have a material adverse effect on the results of the Company’s operations, cash flow, financial condition, and business, they could reduce or eliminate any future profitability, and they could result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available on acceptable forms to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Additional Reporting Requirements May Apply if Americas Gold and Silver Loses its Status as a “Foreign Private Issuer” Under the U.S. Exchange Act

Americas Gold and Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, it may lose its “foreign private issuer” status at future assessment dates. In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.

As a foreign private issuer, Americas Gold and Silver is subject to the reporting requirements under the U.S. Exchange Act applicable to foreign private issuers. Americas Gold and Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Americas Gold and Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Gold and Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Gold and Silver to its shareholders. Moreover, although Americas Gold and Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Gold and Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Exchange Act. Americas Gold and Silver is required to file financial statements in accordance with IFRS, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do U.S. companies that file reports with the SEC. Furthermore, Americas Gold and Silver is not required to comply with the U.S. proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, Americas Gold and Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of Americas Gold and Silver common shares. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than SEC Industry Guide 7 with which U.S. companies must comply.

If Americas Gold and Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form permitted as if it were a U.S. company, and incur additional costs to make such filings. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Americas Gold and Silver is an “Emerging Growth Company” and Americas Gold and Silver Cannot be Certain if the Reduced Disclosure Requirements Applicable to Emerging Growth Companies Will Make Americas Gold and Silver Common Shares Less Attractive to Investors

Americas Gold and Silver is an “emerging growth company” as defined in the JOBS Act. Americas Gold and Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Gold and Silver has total annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year of Americas Gold and Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Gold and Silver pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which Americas Gold and Silver has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Americas Gold and Silver is deemed to be a ‘large accelerated filer’ under the U.S. Exchange Act.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

For so long as Americas Gold and Silver continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. As a foreign private issuer, Americas Gold and Silver is not subject to such requirements, and will not become subject to such requirements even if Americas Gold and Silver ceases to be an emerging growth company, unless Americas Gold and Silver also ceases to be a “foreign private issuer”.

The Company’s Information Technology Systems May Be Vulnerable to Disruption Which Could Place its Systems at Risk from Data Loss, Operational Failure, or Compromise of Confidential Information

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Accessibility and Reliability of Existing Local Infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Risks and Uncertainties Related to the Repatriation of Funds from Foreign Subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners who gain unauthorized access to mines to steal mineralized material mainly by manual mining methods. While the Company has not experienced such incursions to date, such incursion could result in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Risks Associated with Transportation and Storage of Concentrate in Mexico

Concentrates produced by the Company have significant value and are loaded onto road vehicles for transport in Mexico or to sea ports for export to foreign markets. The geographic location of the Company’s operations in Mexico, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

U.S. Foreign Corrupt Practices Act and Similar Worldwide Anti-bribery Laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Company’s Common Shares to decline.

Tax Considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•

New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;

•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;

•	Elimination of the IETU;

•	Elimination of the option for depreciation of capital assets on an accelerated basis;

•

Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•

Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

United States

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law and significantly revised the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Tax Cuts and Jobs Act, among other things, reduces the backup withholding tax rate from 28% to 24% and contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), implementation of a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxation of certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” repeal of the alternative minimum tax (“AMT”) for corporations and changes to a taxpayer’s ability to either utilize or refund the AMT credits previously generated, revision in the attribution rules relating to shareholders of certain “controlled foreign corporations”, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or elimination of many business deductions and credits. Notwithstanding the reduction in the U.S. corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain, and the Company’s business and financial condition could be adversely affected. The impact of the Tax Cuts and Jobs Act on holders of the Company’s common shares is also uncertain and could be adverse. For example, recent changes in federal income tax law resulting in additional taxes owed by U.S. shareholders related to “controlled foreign corporations” may discourage U.S. investors from owning or acquiring (directly, indirectly or constructively) 10% or greater of outstanding Americas Gold and Silver common shares, which other shareholders may have viewed as beneficial or may otherwise negatively impact the trading price of Americas Gold and Silver common shares. Americas Gold and Silver is unable to predict what U.S. federal tax law may be proposed or enacted in the future or what effect such changes would have on Americas Gold and Silver’s business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect Americas Gold and Silver’s effective tax rates in the future where it has operations and have an adverse effect on its overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. Shareholders are urged to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding Americas Gold and Silver common shares.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

U.S. holders of Americas Gold and Silver common shares should be aware that Americas Gold and Silver believes it was not classified as a passive foreign investment company (“PFIC”) for its tax year ended December 31, 2019, and based on current business plans and financial expectations, Americas Gold and Silver expects that it will not be a PFIC for the current tax year. Americas Gold and Silver has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Americas Gold and Silver will not become a PFIC for any tax year during which U.S. holders own Americas Gold and Silver shares.

If Americas Gold and Silver is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Americas Gold and Silver common shares, or any “excess distribution” received on its Americas Gold and Silver common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Americas Gold and Silver common shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of Americas Gold and Silver’s net capital gain and ordinary earnings for any year in which Americas Gold and Silver is a PFIC, whether or not Americas Gold and Silver distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that Americas Gold and Silver will satisfy the record keeping requirements that apply to a QEF, or that Americas Gold and Silver will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that Americas Gold and Silver is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Americas Gold and Silver common shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Americas Gold and Silver common shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the Transaction and the acquisition, ownership, and disposition of Americas Gold and Silver common shares.

There is a risk that we will be classified as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “U.S. Shareholders.” For this purpose, a “U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares. If we are classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to “subpart F income” and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of our current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Shareholders of our common shares are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Significant Accounting Policies and Estimates

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in 2019 that are expected to impact the Company. For a summary of recent pronouncements, see note 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, among other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

At December 31, 2019, the Company had non-hedge foreign exchange forward contracts to buy approximately 26.0 million MXP at average exchange rate of 19.81 MXP/USD to be settled within the next year valued at approximately $1.3 million. The average forward exchange rate on settlement as at December 31, 2019 was approximately 19.11 MXP/USD with the currencies having a fair value of approximately $1.4 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the year ended December 31, 2019. The Company settled non-hedge foreign exchange forward contracts to buy approximately 240.0 million MXP and recorded a realized gain of $0.4 million through profit or loss during the year ended December 31, 2019.

At December 31, 2019, the Company had non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of zinc and lead, respectively, at average price of $1.20 and $0.95 per pound, respectively, to be settled within the next year valued at approximately $1.9 million and $3.1 million, respectively. The average forward prices on settlement as at December 31, 2019 was approximately $1.03 and $0.87 per pound of zinc and lead, respectively, with the commodities having a fair value of approximately $1.6 million and $2.9 million, respectively. Accordingly, the Company recorded an unrealized gain of $0.5 million through profit or loss during the year ended December 31, 2019. The Company settled non-hedge commodity forward contracts for approximately 10.7 million pounds of zinc and recorded a realized gain of $1.0 million through profit or loss during the year ended December 31, 2019.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at December 31, 2019, there were 86,607,305 common shares and 103,824 preferred shares issued and outstanding.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

As at March 9, 2020, there were 87,713,383 common shares issued and outstanding, and 8,012,290 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 5,264,520.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2019, the Company’s CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2019, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

In accordance with NI 52-109, the Company has limited the scope of the Company’s design of DC&P and ICFR to exclude controls, policies and procedures of Pershing Gold being acquired not more than 365 days before the end of December 31, 2019.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Reconciliation of Consolidated Cash Cost per Ounce

	2019[1]	2018
Cost of sales (‘000)	$49,192	$52,115
Non-cash costs (‘000)[2]	35	(730)

Direct mining costs (‘000)	$49,227	$51,385
Smelting, refining and royalty expenses (‘000)	20,544	13,856
Less by-product credits (‘000)	(64,412)	(66,130)

Total cash costs (‘000)	$5,359	$(889)

Divided by silver produced (oz)	1,163,618	1,417,537

Silver cash costs ($/oz)	$4.61	$(0.63)

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2019	2018
Cost of sales (‘000)	$27,642	$23,283
Non-cash costs (‘000)[2]	(25)	(381)

Direct mining costs (‘000)	$27,617	$22,902
Smelting, refining and royalty expenses (‘000)	18,009	9,450
Less by-product credits (‘000)	(56,101)	(49,361)

Total cash costs (‘000)	$(10,475)	$(17,009)

Divided by silver produced (oz)	572,036	448,150

Silver cash costs ($/oz)	$(18.31)	$(37.95)

Reconciliation of Galena Complex Cash Cost per Ounce

	2019[1]	2018
Cost of sales (‘000)	$21,550	$28,832
Non-cash costs (‘000)[2]	60	(349)

Direct mining costs (‘000)	$21,610	$28,483
Smelting, refining and royalty expenses (‘000)	2,535	4,406
Less by-product credits (‘000)	(8,311)	(16,769)

Total cash costs (‘000)	$15,834	$16,120

Divided by silver produced (oz)	591,582	969,387

Silver cash costs ($/oz)	$26.77	$16.63

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2019

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2019[1]	2018
Total cash costs (‘000)	$5,359	$(889)
Capital expenditures (‘000)	9,058	14,560
Exploration costs (‘000)	369	219

Total all-in sustaining costs (‘000)	$14,786	$13,890

Divided by silver produced (oz)	1,163,618	1,417,537

Silver all-in sustaining costs ($/oz)	$12.71	$9.80

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2019	2018
Total cash costs (‘000)	$(10,475)	$(17,009)
Capital expenditures (‘000)	4,209	8,174
Exploration costs (‘000)	32	24

Total all-in sustaining costs (‘000)	$(6,234)	$(8,811)

Divided by silver produced (oz)	572,036	448,150

Silver all-in sustaining costs ($/oz)	$(10.90)	$(19.66)

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	2019[1]	2018
Total cash costs (‘000)	$15,834	$16,120
Capital expenditures (‘000)	4,849	6,386
Exploration costs (‘000)	337	195

Total all-in sustaining costs (‘000)	$21,020	$22,701

Divided by silver produced (oz)	591,582	969,387

Silver all-in sustaining costs ($/oz)	$35.53	$23.42

[1]	2019 production results exclude Q4-2019 from the Galena Complex due to commencement of the Recapitalization Plan.
[2]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

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